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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8- 69827

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Financial Advocates Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1601 Cooper Point Rd NW
(No. and Street)

Olympia (City) **WA** (State) **98502** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary Campbell **(360) 866-2345**
(Area Code – Telephone Number)

WENDY J WILSON
NOTARY PUBLIC #26122
STATE OF WASHINGTON
COMMISSION EXPIRES
FEBRUARY 28, 2023

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd, Bldg 2, Suite 1680 (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

SEC
Mail Processing
Section
MAR 03 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DB

OATH OR AFFIRMATION

I, **Gary Campbell**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Financial Advocates Securities, LLC**, as of **December 31, 2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

WENDY J WILSON
NOTARY PUBLIC #26122
STATE OF WASHINGTON
COMMISSION EXPIRES
FEBRUARY 28, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Annual Audit

Filings History

Related Links

Annual Audit Overview

Regulatory Notice 11-46

✓ Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 4361081 (Please retain this number for further inquiries regarding this form)
Submitted By: bmegenityd1
Submitted Date: Mon Mar 02 17:44:10 EST 2020

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at https://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016)**:**
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC
Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.
Cboe Exchange Inc., Cboe C2 Exchange, Inc.
Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.
Investors Exchange LLC (IEX)
Miami International Securities Exchange, LLC, MIAX Pearl, LLC, MIAX Emerald
Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC
Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC
New York Stock Exchange, Inc., NYSE Arca, Inc., NYSE American, LLC
NYSE National and NYSE Chicago

FINRA may share a copy of the submitted Annual Audit with any SRO(s) listed above of which your firm is a member. If you are a member of an SRO that is not listed above and that has not waived the filing requirement by rule, you must continue to file directly with such SRO.

Name of Auditor*: Rubio CPA PC

PCAOB #*: 3514

Auditor Address - Street*: 2727 Paces Ferry Road SE, Building 2, Suite 1680

City*: Atlanta

State*: GA

Zip Code*: 30339

Auditor Main Phone Number*: 770-690-8995

Lead Audit Partner Name*

Mike Rubio

Lead Audit Partner Direct Phone Number*

770-690-8995

Lead Audit Partner Email Address*

miker@rubiocpa.com

FYE: 2019-12-31

Below is a list of *required* documents. Please check to indicate the document is attached.*

- [x] Facing Page [Form X-17A-5 Part III]
- [x] An Oath or Affirmation [SEA Rule 17a-5(e)(2)]
- [x] Independent Public Accountant's Report [SEA Rules 17a-5(g)(1),17a-5(i)(2) and (3)]
- [x] Statement of Financial Condition [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Income [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Cash Flows [SEA Rule 17a-5(d)(2)(i)]
- [x] Statement of Changes in Stockholder's or Partner's or Sole Proprietor's Equity [SEA Rule 17a-5(d)(2)(i)]
- [x] Notes to Financial Statements (Include Summary of Financial Data of Subsidiaries if applicable [SEA Rule 17a-5(d)(2)(i)])
- [x] Computation of Net Capital [SEA Rule 17a-5(d)(2)(ii)]
- [x] Reconciliation of Computation of Net Capital Under SEA Rule 15c3-1 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)]

SEA Rule 15c3-3 ***(Select ONLY One)*** See Annual Audit Notice Information above.

(•) Exemption Report [SEA Rule 17a-5(d)(4)] **AND** Independent Public Accountant's Review of the Exemption Report [SEA Rule 17a-5(g)(2)(ii)]

( ) Compliance Report [SEA Rule 17a-5(d)(3)] **AND** Independent Public Accountant's Examination of the Compliance Report **AND** Computation of Determination of the Reserve Requirements [SEA Rule 17a-5(d)(2)(ii)] **AND** Reconciliation of Computation for Determination of the Reserve Requirements Under Exhibit A of SEA Rule 15c3-3 or Applicable Statement [SEA Rule 17a-5(d)(2)(iii)] **AND** Information Relating to the Possession or Control Requirements Under SEA Rule 15c3-3 [SEA Rule 17a-5(d)(2)(ii)]

The items below *may be required* based on the business of the firm. Please check to indicate the document is attached.

- [ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors [SEA Rule 17a-5(d)(2)(i)]
- [ ] For Dual FINRA/CFTC Members which are FCMs, a Schedule of Customer Segregated Funds
- [ ] For Alternative Net Capital (ANC) Filers, Supplemental Report on Management Controls [SEA Rule 17a-5(k)]

Attach Audit:* FAD 2019 Audit FINAL.pdf 2303347 bytes

FINANCIAL ADVOCATES SECURITIES, LLC
Financial Statements
For the Year Ended
December 31, 2019
With
Independent Auditor's Report

FINANCIAL ADVOCATES SECURITIES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2019

CONTENTS

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financial Advocates Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Advocates Securities, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

March 2, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Financial Advocates Securities, LLC
Statement of Financial Condition
December 31, 2019

Assets	
Cash	$ 22,988
Prepaid expenses	505
Other assets	187
Total assets	$ 23,680
Liabilites and member's equity	
Liabilities	
Due to related party	1,706
Total liabilities	1,706
Member's equity	21,974
Total liabilities and member's equity	$ 23,680

See notes to financial statements.

Financial Advocates Securities, LLC
Statement of Operations
Year Ended December 31, 2019

Revenue	
Income	-
Total Revenue	-
Expenses	
Professional fees	7,999
Regulatory expenses	4,578
Occupancy	300
Employee compensation	395
Other operating expenses	1,119
Total Expenses	14,391
Net income (loss) before income taxes	(14,391)
Income taxes	0
Net income (loss)	$ (14,391)

See notes to financial statements.

Financial Advocates Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2019

Balance at December 31, 2018	$	7,365
Contributions from Member		29,000
Net income (loss)		(14,391)
Balance at December 31, 2019	$	21,974

See notes to financial statements.

Financial Advocates Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2019

Cash flows from operating activities:	
Net income (loss)	$ (14,391)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in assets and liabilities	
Increase in other assets	(187)
Increase in prepaid expenses	(505)
Increase in due to related party	1,706
Decrease in accounts payable	(96)
Net cash used by operating activities	(13,473)
Cash flows from financing activities:	
Contributions from member	29,000
Net cash provided by financing activities	29,000
Net increase in cash	15,527
Cash at beginning of year	7,461
Cash at end of year	$ 22,988

See notes to financial statements.

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business

Financial Advocates Securities, LLC ('"Company") is a wholly owned subsidiary of Financial Advocates, Inc. ("Parent"). The Company was formed June 10, 2019 under the laws of the state of Washington. The broker-dealer was originally formed in July 2016 as Delta One, LLC in the state of Delaware. On December 11, 2017 the name was changed to Valor First LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") effective May 17, 2017. In May 2019, the Parent acquired 100% of Valor First, LLC and changed the name to Financial Advocates Securities, LLC. The Company is a member of the Financial Industry Regulatory Authority. The Company acts as a municipal securities broker solely engaged in the receipt of commission override payments (529 plans) from other member firms.

Revenue Recognition

The Company has adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

The Company intends to receive from other member firms commission override payments that are earned on sales of 529 plans to customers. Commission override payments are transaction based and are recognized at the point in time that the override payment is received from other member firms.

Income Taxes

The Company's taxable income or loss is included in consolidated corporate income tax returns filed by its sole stockholder. The accompanying financial statements reflect the Company's income tax effects as if the Company filed separate income tax returns.

Income taxes are accounted for by the asset/liability approach. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total of income taxes paid or payable for the current year, plus the change in deferred taxes during the year. The Company provides deferred taxes for differences in the timing of deductions for book and tax reporting purposes principally related to net operating loss carryforwards.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 **Financial Instruments and Concentration of Risk**

Financial instruments subject to risk concentration is cash. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor.

Note 3 **Contingencies**

The Company is subject to litigation in the normal course of business. The Company had no litigation matters during 2019.

Note 4 **Net Capital Requirements**

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $21,282, which was $16,282 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .08 to 1.0.

Note 5 **Related Party Transactions**

Effective December 2019, the Company has an administrative services agreement with the Parent. Pursuant to the agreement, the Parent provides office facilities, administrative, human resources and other services. The Company expensed approximately $1,706 during the year ended December 31, 2019 for these services. The liability to parent in the statement of financial position arises from this arrangement.

Financial position and results of operations could differ from the amounts in the financial statements if these transactions did not exist.

Note 6 **Subsequent Events**

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Note 7 **Income Taxes**

The Company has a cumulative net operating loss of approximately $8,000 at December 31, 2019 that is available to offset taxable income arising in future years. The potential deferred tax asset arising from this loss carryforward of approximately $1,700 has been fully offset by a valuation allowance, as realization is considered less likely than not at December 31, 2019.

Schedule I

Financial Advocates Securities, LLC
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2019

Computation of Net Capital

Total member's equity qualified for net capital	$ 21,974
Non-allowable assets:	
Other assets and prepaid expenses	692
Total non-allowable assets	692
Net capital before haircuts	21,282
Less haircuts on securities positions	$ -
Net capital	$ 21,282
Aggregate indebtedness	$ 1,706
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Excess Net Capital	$ 16,282
Ratio of aggregate indebtedness to net capital	.08 to 1

Reconciliation of Computation of Net Capital

There is no significant difference between net capital above and net capital as reported on Part IIA of Form X-17a-5 as of December 31, 2019.

FINANCIAL ADVOCATES SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Financial Advocates Securities, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Financial Advocates Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Financial Advocates Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Financial Advocates Securities, LLC stated that Financial Advocates Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Financial Advocates Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Financial Advocates Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 2, 2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC

FINANCIAL
ADVOCATES
SECURITIES, LLC

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Financial Advocates Securities, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year January 1, 2019 to December 31, 2019.

2. Financial Advocates Securities, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year January 1, 2019 to December 31, 2019 without exception.

2/24/2020

Gary Campbell, President

1601 Cooper Point Road NW, Olympia, WA 360-250-2055 Garycampbellgary@outlook.com